TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

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TD Bank Group Reports Third Quarter 2026 Results

Earnings News Release

•
Three and nine months ended July 31, 2026
This quarterly Earnings News Release (ENR)

should be read in conjunction with the

Bank’s unaudited third quarter 2026 Report

to Shareholders for the three and
nine months ended July 31, 2026, prepared

in accordance with International Financial

Reporting Standards (IFRS) as issued

by the International

Accounting
Standards Board (IASB), which is available

on our website at http://www.td.com/investor/.

This ENR is dated August

26, 2026. Unless otherwise indicated,

all
amounts are expressed in Canadian dollars, and

have been primarily derived from the Bank’s

Annual or Interim Consolidated Financial

Statements prepared in
accordance with IFRS. Certain comparative

amounts have been revised to conform with

the presentation adopted in the current period.

Additional information
relating to the Bank is available on the Bank’s website

at http://www.td.com,

as well as on SEDAR+ at http://www.sedarplus.ca

and on the U.S. Securities and
Exchange Commission’s (SEC) website at http://www.sec.gov

(EDGAR filers section).
Reported results conform with generally

accepted accounting principles (GAAP),

in accordance with IFRS.

Adjusted results are non-GAAP financial

measures.
For additional information about the Bank’s use

of non-GAAP financial measures, refer

to “Non-GAAP and Other Financial Measures”

in the “How We Performed”,
or “How Our Businesses Performed” sections

of this document.
THIRD QUARTER FINANCIAL HIGHLIGHTS,

compared with the third quarter

last year:
●
Reported diluted earnings per share were

$2.74, compared with $1.89.
●
Adjusted diluted earnings per share were

$2.77, compared with $2.20.
●
Reported net income was $4,615 million,

compared with $3,336 million.
●
Adjusted net income was $4,671 million,

compared with $3,871 million.
YEAR-TO-DATE FINANCIAL HIGHLIGHTS, nine months ended July

31, 2026, compared with the corresponding

period last year:
●
Reported diluted earnings per share were

$7.50, compared with $9.72.
●
Adjusted diluted earnings per share were

$7.59, compared with $6.19.
●
Reported net income was $12,909 million,

compared with $17,258 million.
●
Adjusted net income was $13,055 million,

compared with $11,120 million.
THIRD QUARTER ADJUSTMENTS (ITEMS

OF NOTE)
The third quarter reported earnings figures

included the following items of note:
●
Amortization of acquired intangibles

of $34 million ($25 million after tax or 1

cent per share), compared with $33 million

($25 million after tax or
1 cent per share) in the third quarter last

year.
●
Impact from the terminated First Horizon

Corporation (FHN) acquisition-related

capital hedging strategy of $41 million ($31

million after tax or
2 cents per share), compared with $55 million

($41 million after tax or 2 cents per

share) in the third quarter last year.
TORONTO
, August 27, 2026 – TD Bank Group (“TD”

or the “Bank”) today announced its financial

results for the third quarter ended July

31, 2026. Reported
earnings and earnings per share were $4.6

billion and $2.74,

compared with $3.3 billion and $1.89, respectively, in the third quarter last year. Adjusted earnings
and earnings per share were $4.7 billion and

$2.77, up 21% and 26%, respectively, year-over-year.
“TD had a very strong quarter, with record earnings in our

Canadian businesses and Wholesale Banking,

and growing momentum in U.S. Banking,”

said Raymond
Chun, Group President and CEO, TD Bank

Group. “With a focus on disciplined execution,

ROE was up significantly and we generated

positive operating leverage
while continuing to invest in front-line

talent, AI and innovation to deepen client

relationships and grow the Bank. One year

after Investor Day, we are delivering on
our commitments, executing our strategy and

creating value for our shareholders.”
Canadian Personal and Commercial

Banking delivered record revenue,

earnings, deposit and loan volumes
Canadian Personal and Commercial

Banking net income was $2,095

million, an increase of 7% year-over-year, primarily reflecting higher pre-tax, pre-provision
earnings (PTPP)
,
. Revenue for the quarter was $5,517

million, up 5% year-over-year, driven by deposit and loan

volume growth and higher margins.
Canadian Personal Banking delivered acquisition

momentum in day-to-day banking products,

including a record Q3 in digital sales,

which were up 17% year-
over-year.
The business reinforced its digital leadership,

with TD ranking #1 in Customer Satisfaction

with Mobile Banking Apps according

to JD Power
.

Canadian
Business Banking delivered strong deposit

and loan growth this quarter,

reflecting the benefits of its distribution expansion,

and increased commercial client
acquisition by 10% year-to-date.
U.S. Banking results demonstrate earnings

power of the franchise

U.S. Banking net income was $1,074

million (US$771 million), an increase of 41% (39%

in U.S. dollars) year-over-year on a

reported basis, and an increase of
12% (11% in U.S. dollars) year-over-year on an adjusted basis.

The segment delivered a return on equity of

10.2%, up 310 basis points year-over-year

on a
reported basis, and 130 basis points year-over-year

on an adjusted basis, as the business

continued to optimize its balance sheet and manage

capital with
discipline.

U.S. Banking loans were positive sequentially, reflecting growth in middle market commercial lending and

TD's proprietary credit card balances.

In U.S. Wealth,
record mass affluent investment assets were driven

by net asset growth and market appreciation.

TD Auto Finance U.S. was ranked #1 in Dealer

Satisfaction
among National Prime Credit Non-Captive

Automotive Finance Lenders for the seventh

consecutive year in the JD Power 2026

U.S. Dealer Financing Satisfaction
Study
.
1
PTPP is a non-GAAP financial measure, calculated by subtracting Canadian Personal and Commercial Banking segment’s reported non-interest expenses from reported revenue. Reported revenue –
Q3 2026: $5,517 million, Q3 2025: $5,241 million. Reported non-interest expenses – Q3 2026: $2,131 million, Q3 2025: $2,066 million. PTPP – Q3 2026: $3,386 million, Q3 2025: $3,175 million.
2
For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.

3

Includes chequing, savings and credit cards.
4
TD received the highest score in the JD Power 2026 Canada Banking Mobile App Satisfaction Study which measures customer satisfaction with financial institutions' mobile applications for banking account management. Visit jdpower.com/awards for more details.
5
TD Auto Finance U.S. received the highest score in the non-captive national-prime segment in the JD Power 2020-2026 U.S. Dealer Financing Satisfaction Studies of dealers’ satisfaction with automotive finance providers. Visit jdpower.com/awards for more details.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

Wealth Management and Insurance delivered

record revenue, earnings and assets
Wealth Management and Insurance net income

was $841 million, an increase of 20% year-over-year, driven by record assets, higher insurance earned premiums,
and deposit volume growth.
Wealth Management continued to expand its client

base and drive higher engagement,

with new accounts up 26% year-over-year. The business continued

to gain
momentum among new investors, with

average trades per day up 20% year-over-year

in TD Direct Investing. TD Insurance and

REALTOR.ca launched an
integrated digital experience that brings home

insurance guidance into the home-buying

journey, helping Canadians make more informed decisions

to protect one
of their largest investments.
Wholesale Banking delivered record

revenue and earnings
Wholesale Banking net income was $743

million, an increase of 87% year-over-year on a reported

basis and 76% year-over-year on an adjusted

basis, primarily
reflecting higher revenues and lower PCL,

partially offset by higher non-interest expenses.

Wholesale Banking delivered record performance,

leveraging the strength of its platform amid

heightened client activity and favourable

market conditions to
achieve revenue growth of 25% year-over-year. Combined

with disciplined expense and capital management,

this strong momentum drove a return on

equity of
16.7%.
Capital
TD’s Common Equity Tier 1 Capital ratio was 14.3%.
Conclusion
“We enter the final quarter of 2026 from a position

of strength, moving with speed to capture

the significant growth opportunities across

our businesses,” added
Chun. “TD's strong capital position enables

us to support our clients' growing needs, invest

in our business and return excess capital

to our shareholders. I am
proud of what our colleagues have accomplished

and thank them for their continued

commitment to our clients and our Bank.”
The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements”

on page 3.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

Caution Regarding Forward-Looking Statements
From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities

and
Exchange Commission (SEC), and in other communications. In addition, representatives of the

Bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made
pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995.
Forward-looking statements include, but are not limited to, statements made in this document,

the Management’s Discussion and Analysis (2025 MD&A) in the Bank’s 2025 Annual Report under the heading “Economic
Summary and Outlook”, under the headings “Key Priorities for 2026” and “Operating Environment and

Outlook” for the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance,

and
Wholesale Banking segments, and in other statements regarding the Bank’s objectives and priorities for 2026 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, targets

and
commitments, the Bank’s anticipated financial performance and the outlook for the Bank’s operations or the Canadian,

U.S. and global economies.

Forward-looking statements are typically identified by words such as “will”, “would”, “should”, "suggest",

"seek", “believe”, “expect”, “anticipate”, “intend”, "ambition", "strive", "confident", “estimate”, “forecast”,

“outlook”,
“plan”, “goal”, "commit", “target”, "objective", "timeline", “possible”, “potential”, “predict”, “project”, "foresee",

“may”, and “could” and similar expressions or variations thereof, or the negative thereof, but these terms are not
the exclusive means of identifying such statements. By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties,

general and specific.
Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations, predictions, forecasts,

projections, estimates, targets, or intentions expressed in the forward-looking statements. Examples of such risk factors include general business and economic conditions in the regions in which the

Bank operates; geopolitical risk (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); inflation, interest rates and recession uncertainty; risks associated with the remediation of the Bank’s U.S. Bank Secrecy Act (BSA)/anti-money laundering (AML) program and Enterprise AML program; regulatory oversight and compliance risk; the ability of the Bank to execute on long-term strategies,

shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions

and
integration of acquisitions, the ability of the Bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; risks associated with the insured deposit
account agreement between the Bank and The Charles Schwab Corporation; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the

Bank’s technologies, systems
and networks, those of the Bank’s customers (including their own devices), and third parties providing services to the Bank; data risk; model risk; external fraud activity; insider risk; conduct risk; the failure of third parties to
comply with their obligations to the Bank or its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third-parties; the impact of new and changes to,

or application
of, current laws, rules and regulations, including consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; environmental and social risk (including climate-related risk);
exposure related to litigation and regulatory matters; increased competition from incumbents and new entrants (including Fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology;
ability of the Bank to attract, develop, and retain key talent; changes in foreign exchange rates,

interest rates, credit spreads. equity prices and commodity prices; downgrade, suspension or withdrawal of ratings assigned by
any rating agency; the value and market price of the Bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of financial institutions including existing

and
potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards,

policies, and methods
used by the Bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other
factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2025 MD&A, and the sections related to strategic, credit, market
(including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, compliance, financial crime, reputational, environmental and social risk in the “Managing Risk” section of the 2025 MD&A, as may be updated in subsequently filed quarterly reports to
shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant

Events” or “Update on U.S. Bank Secrecy Act (BSA)/Anti-Money Laundering (AML) Program
Remediation and Enterprise AML Program Improvement Activities“ in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the Bank. The Bank cautions readers not to place undue reliance on the Bank’s forward-looking
statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2025 MD&A under the headings “Economic Summary and Outlook” and “Significant Events”,
under the headings “Key Priorities for 2026” and “Operating Environment and Outlook” for

the Canadian Personal and Commercial Banking, U.S. Banking, Wealth Management and Insurance, and

Wholesale Banking
segments, each as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable).

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank
does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors,

on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Results of operations
Total revenue – reported $ 16,885 $ 15,797 $ 15,297 $ 49,267 $ 52,283
Total revenue – adjusted 1 16,926 16,037 15,614 49,592 45,782
Provision for (recovery of) credit losses 917 1,001 971 2,957 3,524
Insurance service expenses (ISE) 1,646 1,398 1,563 4,666 4,487
Non-interest expenses – reported 8,475 8,372 8,522 25,600 24,731
Non-interest expenses – adjusted 1 8,441 8,339 8,124 25,343 24,015
Net income – reported 4,615 4,251 3,336 12,909 17,258
Net income – adjusted 1 4,671 4,168 3,871 13,055 11,120
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses $ 991.0 $ 964.3 $ 936.1 $ 991.0 $ 936.1
Total assets 2,111.9 2,085.1 2,035.2 2,111.9 2,035.2
Total deposits 1,260.7 1,243.4 1,256.9 1,260.7 1,256.9
Total equity 127.0 124.3 125.4 127.0 125.4
Total risk-weighted assets 2 653.4 641.4 627.2 653.4 627.2
Financial ratios
Return on common equity (ROE) – reported
3
15.8% 14.7% 11.3% 14.6% 20.2%
Return on common equity – adjusted 1 16.0 14.4 13.2 14.8 12.9
Return on tangible common equity (ROTCE) 1,3 19.0 17.7 13.6 17.6 25.2
Return on tangible common equity – adjusted 1 19.1 17.2 15.8 17.7 15.9
Efficiency ratio – reported 3 50.2 53.0 55.7 52.0 47.3
Efficiency ratio – adjusted, net of ISE
1,3,4
55.2 57.0 57.8 56.4 58.2
Provision for (recovery of) credit losses

as a % of net

average loans 0.37 0.43 0.41 0.41 0.50
Common share information – reported (Canadian dollars)
Per share earnings
Basic $ 2.75 $ 2.44 $ 1.89 $ 7.53 $ 9.73
Diluted 2.74 2.43 1.89 7.50 9.72
Dividends per share 1.12 1.08 1.05 3.28 3.15
Book value per share 3 69.69 68.22 67.13 69.69 67.13
Closing share price (TSX) 5 168.04 146.33 100.92 168.04 100.92
Shares outstanding (millions)
Average basic 1,646.0 1,660.7 1,716.7 1,662.3 1,735.7
Average diluted 1,652.2 1,665.5 1,718.9 1,667.6 1,737.0
End of period 1,638.4 1,652.1 1,707.2 1,638.4 1,707.2
Market capitalization (billions of Canadian dollars) $ 275.3 $ 241.7 $ 172.3 $ 275.3 $ 172.3
Dividend yield
3
2.8% 3.2% 4.4% 3.1% 4.9%
Dividend payout ratio 3 40.7 44.1 55.4 43.4 32.3
Price-earnings ratio
3
18.0 17.3 8.6 18.0 8.6
Total shareholder return (1 year) 3 71.9 72.2 30.0 71.9 30.0
Common share information – adjusted (Canadian dollars) 1
Per share earnings
Basic $ 2.78 $ 2.39 $ 2.20 $ 7.61 $ 6.19
Diluted 2.77 2.38 2.20 7.59 6.19
Dividend payout ratio 40.2% 45.0% 47.5% 42.9% 50.7%
Price-earnings ratio 17.2 15.9 12.8 17.2 12.8
Capital ratios 2
Common Equity Tier 1 (CET1) Capital ratio 14.3% 14.3% 14.8% 14.3% 14.8%
Tier 1 Capital ratio 16.1 16.0 16.5 16.1 16.5
Total Capital ratio 17.9 17.8 18.4 17.9 18.4
Leverage ratio 4.5 4.5 4.6 4.5 4.6
Total Loss Absorbing Capacity (TLAC) ratio 31.1 31.1 30.9 31.1 30.9
TLAC Leverage ratio 8.8 8.8 8.7 8.8 8.7
1

The Toronto-Dominion Bank (“TD” or the

“Bank”) prepares its Interim Consolidated Financial Statements in accordance with IFRS,

the current GAAP, and refers

to results prepared in
accordance with IFRS as the “reported” results. The Bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall Bank performance. To

arrive at adjusted results, the Bank adjusts reported results for “items of note”. Refer to “How We

Performed” or “How Our Businesses
Performed” sections

of this document for further explanation, a list of the items of note, and a reconciliation of adjusted to reported results. Non-GAAP financial measures and ratios used
in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.
2

These measures have been included in this document in accordance with the Office of the Superintendent of Financial Institutions Canada’s (OSFI’s) Capital Adequacy

Requirements
(CAR), Leverage Requirements (LR), and Total

Loss Absorbing Capacity (TLAC) guidelines.

Refer to the “Capital Position” section in the Bank’s third quarter 2026 Management’s
Discussion and Analysis (MD&A) for further details.
3

For additional information about these metrics, refer to the Glossary in the Bank’s third quarter 2026 MD&A, which is incorporated by reference.
4

Efficiency ratio – adjusted, net of ISE is calculated by dividing adjusted non-interest expenses by adjusted total revenue, net of ISE. Adjusted total revenue, net of ISE –
Q3 2026: $15,280 million, Q2 2026: $14,639 million, Q3 2025: $14,051 million, 2026 YTD: $44,926 million, 2025

YTD: $41,295 million.
5

Toronto Stock Exchange closing market

price.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

6
UPDATE ON THE

REMEDIATION

OF THE U.S. BANK SECRECY ACT/ANTI-MONEY LAUNDERING

PROGRAM AND
ENTERPRISE AML PROGRAM
As previously disclosed, on October 10, 2024,

the Bank announced that, following active

cooperation and engagement with authorities and

regulators, it reached a
resolution (the “Global Resolution”) of

previously disclosed investigations related

to its U.S. BSA/AML program. The Bank

and certain of its U.S. subsidiaries
consented to orders with the Office of the Comptroller

of the Currency (“OCC”), the Federal

Reserve Board (“FRB”), and the Financial Crimes

Enforcement
Network (“FinCEN”) and entered into plea agreements

with the Department of Justice (“DOJ”), Criminal

Division, Money Laundering and Asset

Recovery Section
and the United States Attorney’s Office for the District

of New Jersey. The full terms of the consent orders and plea agreements are available on the Bank’s issuer
profile on SEDAR+ at www.sedarplus.com.
The Bank is focused on meeting the terms

of the consent orders and plea agreements,

including meeting the requirements to remediate

the Bank’s U.S. BSA/AML
program. In addition, the Bank is also undertaking

remediation of the Bank’s enterprise-wide AML/Anti-Terrorist Financing and Sanctions

Programs (“Enterprise
AML Program”).
For additional information on the risks associated

with the remediation of the Bank’s U.S. BSA/AML

program and the Bank’s Enterprise AML Program,

see the
“Risk Factors That May Affect Future Results –

Remediation of the Bank’s U.S. BSA/AML Program

and Enterprise AML Program” section

of the 2025 MD&A.
Update on the Remediation of the U.S.

AML Program
The Bank remains focused on remediating

its U.S. BSA/AML program to meet the requirements

of the Global Resolution. The Bank continues

to work on its
management remediation actions (the term

“management remediation actions” is

not a regulatory definition and is considered by

the Bank to consist of the root
cause assessments, data preparation, design,

documentation, frameworks, policies, standards,

training, processes, systems, testing and implementation

of
controls, as well as the hiring of resources)

with significant work and important milestones

remaining in calendar 2026 and calendar 2027

including the Suspicious
Activity Report lookback per the OCC consent

order which management expects

to complete in calendar 2027. For fiscal 2026,

the Bank expects U.S. BSA/AML
remediation and related governance and

control investments to be approximately

US$550 million pre-tax,

higher than the previous guidance of

US$500 million
due to increased costs associated with lookback

activities. All management remediation

actions will be subject to demonstrated

sustainability and validation by the
Bank’s internal audit function (with such activities

currently planned for calendar 2026 and calendar

2027), as well as the review by the appointed

monitor, and,
ultimately, the review and approval of the Bank’s U.S. banking regulators and the DOJ. Following such independent reviews,

testing, and validation, there could be
additional management remediation actions

that would take place after calendar 2027

in which case the overall remediation

timeline may be extended. In addition,
as the Bank undertakes the lookback reviews,

the Bank may be required to further expand

the scope of the review, either in terms of the subjects

being addressed
and/or the time period reviewed. The following

graph illustrates the Bank’s expected remediation

plan and progress on a calendar year basis,

based on its work to
date:
The Bank’s remediation timeline is based on

the Bank’s current plans, as well as assumptions

related to the duration of remediation activities,

including the
completion of lookback reviews. The Bank’s

ability to meet its planned remediation

milestones assumes that the Bank will be able

to successfully execute against
its U.S. BSA/AML remediation program plan,

which is subject to inherent risks and uncertainties

including the Bank’s ability to attract and retain key

employees,
the ability of third parties to deliver on their

contractual obligations, the successful development

and implementation of required technology

solutions, and data
availability to complete the required lookback

reviews. Furthermore, the execution

of the U.S. BSA/AML remediation plan,

including these planned milestones, will
not be entirely within the Bank’s control because

of various factors such as (i) the requirement

to obtain regulatory approval

or non-objection before proceeding
with various steps, and (ii) the requirement

for the various deliverables to be acceptable

to the regulators and/or the monitor. As of the date hereof,

the Bank
believes that it and its applicable U.S. subsidiaries

have taken such actions as are required

of them to date under the terms of the consent

orders and plea
agreements and is not aware of them being in

breach of the same. For information

about the Bank’s AML governance framework,

see the “Managing Risk” section
of the Bank’s 2025 Annual Report.
While substantial work remains, the

Bank is making progress on remediating

and strengthening its U.S. BSA/AML program

as previously disclosed including
continued improvements through:

1)

a more mature assessment of the U.S. Bank’s

inherent financial crime risk profile and

increased frequency of transaction

monitoring coverage
assessments which together provide greater

visibility into emerging and evolving risks,

help ensure monitoring is aligned to those

risks, and allow the
Bank to more dynamically respond to those

risks;
2)

enhanced anti-trafficking and fraud detection efforts through investigative partnerships, improving

the Bank’s ability to detect and respond to evolving
financial crime threats;

3)

the rollout of new specialized financial crime

risk training courses for colleagues

in higher-risk business lines that are designed

to enhance the
expertise of front-line teams operating in

areas with elevated AML risk and reinforce

the consistent application of our policies,

standards and controls;
and
4)

continued progress by the third-party vendor

against multiple populations of lookback

reviews.

Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

U.S. BSA/AML program, including:
1)

further deployments of the new KYC

platform;
2)

further deployments of machine learning

and specialized AI;
3)

deployment of an enhanced currency transaction

reporting platform;
6

The total amount expected to be spent on remediation and governance and control investments is subject to inherent uncertainties and may vary based on (i) the scope of work in the
U.S. BSA/AML remediation plan, which could change as a result of additional findings that are identified as work progresses, (ii) actual third party monitor and lookback review costs, which could vary from initial estimates and are not entirely within the control of the Bank, as well as (iii) the Bank’s ability to successfully execute against the U.S. BSA/AML remediation program in accordance with the U.S. Banking segment’s fiscal 2026 and medium-term plan
.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

4)

continued data enhancements with the deployment

of dedicated Financial Crime Risk Management

(FCRM) data environments which will

create a
single source of truth in support of advanced

detection capabilities;
5)

continued enhancements to its financial

crime risk assessment methodologies and

processes;
6)

continued training and development of colleagues;

and
7)

continued execution of lookback reviews as required

under the OCC and FinCEN consent orders.
Strengthening of the Bank’s Enterprise AML Program
The Bank continues to undertake remediation

of the Enterprise AML Program, including

a range of management remediation and

enhancement actions (the term
“management remediation and enhancement

actions” is not a regulatory definition and

is considered by the Bank to consist

of root cause assessments, data
preparation, design, documentation, frameworks,

policies, standards, training, processes,

systems, testing, and execution of controls,

as well as the hiring of
resources). While the Bank has made progress

on this remediation work, it is a multi-year

endeavour and the remediation work remains

ongoing. The timing of
completion of the remediation work will not

be entirely within the Bank’s control, and is subject

to regulatory feedback, internal review, challenge and validation.

As
previously disclosed, following the end of the

first quarter of fiscal 2025, the Financial Transactions

and Reports Analysis Centre of Canada (FINTRAC)
commenced a review of certain remediation

steps that the Bank has taken to date

to address the FINTRAC violations.

This review is ongoing, and subject to the
outcome, may result in additional regulatory

actions.
The remediation and enhancement of the Enterprise

AML Program is exposed to similar

risks as noted in respect of the remediation

of the Bank’s U.S. BSA/AML
Program (see also “Remediation of the

U.S. BSA/AML Program” above). In particular, as the Bank

continues its remediation and improvement activities

of the
Enterprise AML Program, it expects an increase

in identification of reportable transactions

and/or events, which will add to the operational

inventories in the Bank’s
FCRM investigations processing that the

Bank currently faces, but is working

towards remediating, across the Bank. In

addition, on an ongoing basis, the Bank

will
continue to review and assess whether issues

identified in one jurisdiction have an impact

in other jurisdictions. Furthermore, the

Bank’s regulators or law
enforcement agencies may identify other issues

with the Bank’s Enterprise AML Program, which

may result in additional regulatory actions.

These issues identified
through the Bank’s own review or by the Bank’s regulators

or law enforcement agencies may broaden

the scope of the remediation and improvements

required for
the Enterprise AML Program.

While substantial work remains, the

Bank is making progress on remediating

and strengthening the Enterprise AML

Program as previously disclosed, including:
1) advanced investigative effectiveness through

enhanced automation and analytics;
2) continued modernization of financial crime

monitoring and screening capabilities;

and
3) strengthened financial crime risk management

technology and workflow capabilities.
Going forward, the Bank’s focus will be on

continuing to remediate and strengthen its

Enterprise AML Program,

including:

1)

continued progress on clearing operational

inventories;
2)

ongoing advancements in transaction monitoring

capabilities,

including monitoring coverage and effectiveness;

and
3)

continued investment in supporting advanced

analytics, machine learning, and AI opportunities

within FCRM.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

HOW WE PERFORMED

ECONOMIC SUMMARY AND OUTLOOK

The global outlook for the remainder of 2026 remains

shaped by the ongoing oil price shock, which

has renewed inflation concerns and added

to growth
headwinds. In China, weak domestic demand

and disappointing second-quarter data

point to a softer backdrop. Europe appears

on track to improve modestly,
supported by healthy labour markets, though

elevated energy prices remain a constraint.

Broadly, the global economy is adjusting to higher-for-longer interest rates and persistent inflation, creating difficult

trade-offs for policymakers.
The U.S. economy is on track to outpace other

G7 economies for a fourth consecutive year. TD Economics

forecasts real GDP to expand by 2.2% in

calendar
2026. Activity has been supported by continued

AI-related capital spending and expansionary

fiscal policy. Bolstered by tax cuts, consumer spending has held up in the face of higher energy prices. The U.S. labour

market remains in an environment where both

hiring and layoff rates are low, with employment growth running roughly in line with labour force growth.

The unemployment rate has drifted lower

over the last few months, reaching a

thirteen-month low of 4.1% in July.

U.S. inflation is still above the Federal

Reserve's 2% target, reflecting both

the pass-through effects from tariffs and higher energy

prices. As a result, the risk of
policy rate increases has risen, with more

Federal Reserve officials expressing a desire

for tighter policy after a prolonged period

of elevated inflation. TD
Economics expects inflation pressures to ease

as supply shocks fade, enabling

the Federal Reserve to keep the policy rate unchanged

at 3.5%-3.75% this year.
The timing and pace of interest rate moves

will depend on labour market trends and

whether inflationary pressures prove more

persistent than expected.

Canada’s economy contracted marginally in late

2025 and early 2026, but TD Economics expects

it to rebound solidly in the second

calendar quarter of 2026.
New U.S. tariffs on Canadian goods that followed

the breakdown in trade talks pose a downside

risk to growth, but the impact will depend

on how long the tariffs
are in place and the extent of retaliation.

Canada's labour market has improved more

than expected so far this year. A recent pickup in hiring,

alongside modest
labour force growth, has pushed the unemployment

rate lower, reaching a two-year low of 6.4% in July. Looking ahead, growth is expected to be supported by a
firming in business investment, public infrastructure

and defense outlays, and steady consumer

spending. Risks to the outlook remain highly

sensitive to
geopolitical events and U.S. trade policy.

The Bank of Canada has held the overnight

rate at 2.25% so far this year after substantial

easing since mid-2024. TD Economics expects

the policy rate to stay
unchanged through the remainder of 2026.

With the economy in excess supply and growth

expected to remain modest, inflation should

remain close to the Bank
of Canada's 2% target. A generally weaker

U.S. dollar and a narrower gap between U.S.

and Canadian short-term interest rates are expected

to support the
Canadian dollar as geopolitical tensions ease.

TD Economics expects the Canadian dollar

to remain in the 72-74 U.S. cent range

over the next few quarters,
although the outcome of U.S. trade policy will

be a key determinant of timing and direction.
HOW THE BANK REPORTS
The Bank prepares its Interim Consolidated

Financial Statements in accordance

with IFRS, the current GAAP, and refers to results prepared in accordance with
IFRS as “reported”

results.

Non-GAAP and Other Financial Measures
In addition to reported results, the Bank also

presents certain financial measures, including

non-GAAP financial measures that are historical,

non-GAAP ratios,
supplementary financial measures and capital

management measures, to assess its results.

Non-GAAP financial measures, such as “adjusted”

results, are utilized
to assess the Bank’s businesses and to measure

the Bank’s overall performance.
To
arrive at adjusted results, the Bank adjusts

for “items of note” from reported
results. Items of note are items which management

does not believe are indicative of underlying

business performance and are disclosed

in Table 3. Non-GAAP
ratios include a non-GAAP financial measure

as one or more of its components. Examples

of non-GAAP ratios include adjusted net

interest margin, adjusted basic
and diluted earnings per share (EPS), adjusted

dividend payout ratio, adjusted efficiency ratio,

net of ISE, and adjusted effective income tax rate.

The Bank
believes that non-GAAP financial measures and

non-GAAP ratios provide the reader with

a better understanding of how management

views the Bank’s
performance. Non-GAAP financial measures

and non-GAAP ratios used in this document

are not defined terms under IFRS and,

therefore, may not be
comparable to similar terms used by other issuers.

Supplementary financial measures depict

the Bank’s financial performance and position, and

capital
management measures depict the Bank’s capital

position, and both are explained in this document

where they first appear.
Investment in The Charles Schwab Corporation

(“Schwab”) and Insured Deposit Account

(IDA) Agreement
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab

through a registered offering and share repurchase

by Schwab. The Bank
discontinued recording its share of earnings

available to common shareholders from

its investment in Schwab following

the sale.
Prior to the sale, the Bank accounted

for its investment in Schwab using the equity

method. The U.S. Banking segment reflected the Bank’s

share of net income
from its investment in Schwab. The Corporate

segment net income (loss) included

amounts for amortization of acquired intangibles,

the acquisition and integration
charges related to the Schwab transaction,

and the Bank’s share of restructuring and other

charges incurred by Schwab. The Bank’s share of

Schwab’s earnings
available to common shareholders was

reported with a one-month lag. For further

details, refer to Note 12 of the Bank’s 2025

Annual Consolidated Financial
Statements.
Subsequent to the sale of the Bank’s entire remaining

equity investment in Schwab, the Bank

continues to have a business relationship

with Schwab through the
insured deposit account agreement (“Schwab

IDA Agreement”).
On May 4, 2023, the Bank and Schwab entered

into an amended Schwab IDA Agreement,

with an initial expiration of July 1, 2034. Pursuant

to the Schwab IDA
Agreement, the Bank makes sweep deposit

accounts available to clients of Schwab.

Schwab designates a portion of the deposits

with the Bank as fixed-rate
obligation amounts. Remaining deposits are designated

as floating-rate obligations. The IDA deposit

floor is set at US$60 billion.
Refer to Note 26 of the Bank’s 2025 Annual

Consolidated Financial Statements for further

details on the Schwab IDA Agreement.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

The following table provides the operating results

on a reported basis for the Bank.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income $ 9,296 $ 8,861 $ 8,526 $ 26,946 $ 24,517
Non-interest income 7,589 6,936 6,771 22,321 27,766
Total revenue 16,885 15,797 15,297 49,267 52,283
Provision for (recovery of) credit losses 917 1,001 971 2,957 3,524
Insurance service expenses 1,646 1,398 1,563 4,666 4,487
Non-interest expenses 8,475 8,372 8,522 25,600 24,731
Income before income taxes and share

of net income from
investment in Schwab 5,847 5,026 4,241 16,044 19,541
Provision for (recovery of) income taxes 1,232 775 905 3,135 2,588
Share of net income from investment in

Schwab
– – – – 305
Net income – reported 4,615 4,251 3,336 12,909 17,258
Preferred dividends and distributions on other

equity instruments
94 202 88 397 374
Net income available to common shareholders $ 4,521 $ 4,049 $ 3,248 $ 12,512 $ 16,884
The following table provides a reconciliation between

the Bank’s adjusted and reported results.

For further details refer to the “How

We Performed” or “How Our
Businesses Performed” sections of this document.
TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation

of Adjusted to Reported Net Income
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Operating results – adjusted
Net interest income 1,2 $ 9,337 $ 8,904 $ 8,581 $ 27,074 $ 24,709
Non-interest income 3 7,589 7,133 7,033 22,518 21,073
Total revenue 16,926 16,037 15,614 49,592 45,782
Provision for (recovery of) credit losses 917 1,001 971 2,957 3,524
Insurance service expenses 1,646 1,398 1,563 4,666 4,487
Non-interest expenses 4 8,441 8,339 8,124 25,343 24,015
Income before income taxes and share of net income from
investment in Schwab 5,922 5,299 4,956 16,626 13,756
Provision for (recovery of) income taxes 5 1,251 1,131 1,085 3,571 2,976
Share of net income from investment in Schwab 6 – – – – 340
Net income – adjusted 4,671 4,168 3,871 13,055 11,120
Preferred dividends and distributions on other equity instruments 94 202 88 397 374
Net income available to common shareholders –

adjusted
4,577 3,966 3,783 12,658 10,746
Pre-tax adjustments for items of note
Amortization of acquired intangibles 7 (34) (33) (33) (101) (137)
Restructuring charges 4 – – (333) (200) (496)
Acquisition and integration-related charges 4 – – (32) – (118)
Impact from the terminated FHN acquisition-related capital

hedging strategy
1 (41) (43) (55) (128) (156)
Gain on sale of Schwab shares 3 – – – – 8,975
Balance sheet restructuring 2,3 – – (262) – (2,318)
Federal Deposit Insurance Corporation (FDIC) special assessment 4 – – – 44 –
Change in partnership share in the U.S. strategic cards

portfolio
3 – (197) – (197) –
Less: Impact of income taxes
Amortization of acquired intangibles (9) (8) (8) (25) (25)
Restructuring charges – – (85) (52) (126)
Acquisition and integration-related charges – – (7) – (26)
Impact from the terminated FHN acquisition-related capital

hedging strategy
(10) (10) (14) (32) (39)
Gain on sale of Schwab shares 5 – (288) – (288) 407
Balance sheet restructuring – – (66) – (579)
FDIC special assessment – – – 11 –
Change in partnership share in the U.S. strategic cards

portfolio
– (50) – (50) –
Total adjustments for items

of note
(56) 83 (535) (146) 6,138
Net income available to common shareholders – reported $ 4,521 $ 4,049 $ 3,248 $ 12,512 $ 16,884
1

After the termination of the merger agreement between the Bank and FHN on May 4, 2023,

the residual impact of the strategy is reversed through net interest income (NII) – Q3 2026: ($41)

million, Q2 2026: ($43) million,
2026 YTD: ($128) million, Q3 2025: ($55) million, 2025 YTD: ($156) million, reported in the Corporate segment.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring – 2025 YTD: $36 million in respect of U.S. Banking activities, reported in the U.S. Banking segment.
3

Adjusted non-interest income excludes the following items

of note:
i.

The Bank sold common shares of Schwab and recognized a gain on the sale – 2025 YTD: $8,975 million, reported in the Corporate segment;
ii.

Balance sheet restructuring – Q3 2025: $262 million, 2025 YTD: $2,282 million in respect of U.S. Banking activities, reported in the U.S. Banking segment; and
iii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million, 2026 YTD: $197 million, reported in the U.S. Banking segment.
4

Adjusted non-interest expenses exclude the following items of note:
i.

Amortization of acquired intangibles – Q3 2026: $34 million, Q2 2026: $33 million, 2026 YTD: $101 million, Q3 2025:

$33 million, 2025 YTD: $102 million, reported in the Corporate segment;
ii.

Restructuring charges – 2026 YTD: $200 million, Q3 2025: $333 million, 2025 YTD: $496 million,

reported in the Corporate segment;

iii.

Acquisition and integration-related charges – Q3 2025: $32 million, 2025 YTD: $118 million, reported in the Wholesale Banking segment;

and
iv.

FDIC special assessment – 2026 YTD: ($44) million, reported in the U.S. Banking segment.
5

Provision for (recovery of) income taxes includes a tax benefit of $288 million related to the Bank's gain on sale of Schwab shares in 2025, reported in the Corporate segment in the second quarter of fiscal 2026 upon the
filing of the Bank’s tax return. Refer to “Income Taxes” in the “Financial Results Overview” section in the Bank's third quarter 2026 MD&A for further details.
6

Adjusted share of net income from investment in Schwab excludes the following item of note on an after-tax basis. The earnings impact of this item was reported in the Corporate segment:
i.

Amortization of Schwab-related acquired intangibles – 2025 YTD: $35 million.
7

Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share
of net income from investment in Schwab, reported in the Corporate segment. Refer to footnotes 4 and 6 for amounts.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE
1
(Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Basic earnings per share – reported $ 2.75 $ 2.44 $ 1.89 $ 7.53 $ 9.73
Adjustments for items of note 0.03 (0.05) 0.31 0.08 (3.54)
Basic earnings per share – adjusted $ 2.78 $ 2.39 $ 2.20 $ 7.61 $ 6.19
Diluted earnings per share – reported $ 2.74 $ 2.43 $ 1.89 $ 7.50 $ 9.72
Adjustments for items of note 0.03 (0.05) 0.31 0.09 (3.53)
Diluted earnings per share – adjusted $ 2.77 $ 2.38 $ 2.20 $ 7.59 $ 6.19
1

EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. Numbers may not add due to rounding.
Return on Common Equity
The consolidated Bank ROE is calculated

as reported net income available to common

shareholders as a percentage of average

common equity. The
consolidated Bank adjusted ROE is calculated

as adjusted net income available to

common shareholders as a percentage of average

common equity. Adjusted
ROE is a non-GAAP financial ratio and

can be utilized in assessing the Bank’s use of equity.

ROE for the business segments is calculated

as the segment net income as a percentage

of average allocated capital. The Bank’s methodology

for allocating
capital to its business segments is largely aligned

with the common equity capital requirements

under Basel III. Capital allocated to

the business segments was
based on 11.5% CET1 Capital.
TABLE 5: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Average common equity $ 113,810 $ 113,288 $ 114,115 $ 114,270 $ 111,644
Net income available to common shareholders

– reported
4,521 4,049 3,248 12,512 16,884
Items of note, net of income taxes 56 (83) 535 146 (6,138)
Net income available to common shareholders

– adjusted
$ 4,577 $ 3,966 $ 3,783 $ 12,658 $ 10,746
Return on common equity – reported 15.8% 14.7% 11.3% 14.6% 20.2%
Return on common equity – adjusted 16.0 14.4 13.2 14.8 12.9
Return on Tangible Common Equity

Tangible common equity (TCE) is calculated as common shareholders’ equity less goodwill, imputed goodwill and intangibles

on the investments in Schwab and
other acquired intangible assets, net of related

deferred tax liabilities. ROTCE is calculated

as reported net income available to common

shareholders after
adjusting for the after-tax amortization of

acquired intangibles, which are treated as an

item of note, as a percentage of average

TCE. Adjusted ROTCE is
calculated using reported net income available

to common shareholders, adjusted for all

items of note, as a percentage of average

TCE. TCE, ROTCE, and
adjusted ROTCE can be utilized in assessing

the Bank’s use of equity. TCE is a non-GAAP financial measure,

and ROTCE and adjusted ROTCE are

non-GAAP
ratios.

TABLE 6: RETURN ON TANGIBLE COMMON EQUITY
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Average common equity $ 113,810 $ 113,288 $ 114,115 $ 114,270 $ 111,644
Average goodwill 18,842 18,584 18,652 18,777 19,035
Average imputed goodwill and intangibles on
investments in Schwab – – – – 2,047
Average other acquired intangibles 1 272 303 405 306 445
Average related deferred tax liabilities (239) (240) (225) (242) (232)
Average tangible common equity 94,935 94,641 95,283 95,429 90,349
Net income attributable to common
shareholders – reported 4,521 4,049 3,248 12,512 16,884
Amortization of acquired intangibles, net of income

taxes
25 25 25 76 112
Net income attributable to common shareholders
adjusted for amortization of acquired intangibles,
net of income taxes 4,546 4,074 3,273 12,588 16,996
Other items of note, net of income taxes 31 (108) 510 70 (6,250)
Net income available to common shareholders

– adjusted
$ 4,577 $ 3,966 $ 3,783 $ 12,658 $ 10,746
Return on tangible common equity 19.0% 17.7% 13.6% 17.6% 25.2%
Return on tangible common equity – adjusted 19.1 17.2 15.8 17.7 15.9
1

Excludes intangibles relating to software and asset servicing rights.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

HOW OUR BUSINESSES PERFORMED
For management reporting purposes, the Bank’s business

operations and activities are organized around

the following four key business segments:

Canadian
Personal and Commercial Banking, U.S. Banking,

Wealth Management and Insurance, and Wholesale

Banking. The Bank’s other activities are grouped

into the
Corporate segment. Effective June 1, 2026, the Bank

implemented a reorganization within

the Canadian Personal and Commercial

Banking segment, whereby
Small Business Banking transitioned from

Canadian Business Banking to Canadian

Personal Banking.

The reorganization does not impact the segment’s
reporting.
Results of each business segment reflect revenue,

expenses, assets, and liabilities generated

by the businesses in that segment. Where

applicable,

the Bank
measures and evaluates the performance of

each segment based on adjusted results

and ROE, and for those segments,

the Bank indicates that the measure is
adjusted. For further details, refer to the “How

We Performed”

section of this document, the “Business

Focus”

section in the Bank’s 2025 MD&A, and Note

27 of
the Bank’s Annual Consolidated Financial

Statements for the year ended October 31,

2025.

PCL related to performing (Stage 1 and Stage

2) and impaired (Stage 3) financial assets, loan

commitments, and financial guarantees is recorded

within the
respective segment.

Net interest income within Wholesale Banking

is calculated on a taxable equivalent basis

(TEB), which means that the value of non-taxable

or tax-exempt
income, including certain dividends, is adjusted

to its equivalent pre-tax value. Using

TEB allows the Bank to measure income from

all securities and loans
consistently and makes for a more meaningful

comparison of net interest income with similar

institutions. The TEB increase to net interest income

and provision for
income taxes reflected in Wholesale Banking

results is reversed in the Corporate segment.

The TEB adjustment for the quarter was $23

million, compared with
$18 million in the prior quarter and $16 million

in the third quarter last year.
The Bank’s U.S. strategic cards portfolio is comprised

of agreements with certain U.S. retailers

pursuant to which TD is the U.S. issuer

of private label and co-
branded consumer credit cards to their U.S.

customers. Under the terms of the individual

agreements, the Bank and the retailers

share in the profits generated by
the relevant portfolios after credit losses.

Under IFRS, TD is required to present the gross

amount of revenue and PCL related to these

portfolios in the Bank’s
Interim Consolidated Statement of Income.

At the segment level, the retailer program

partners’ share of revenues and credit

losses is presented in the Corporate
segment, with an offsetting amount (representing

the partners’ net share) recorded in non-interest

expenses, resulting in no impact to the

Corporate segment’s
reported net income (loss). The net income

included in the U.S. Banking segment includes

only the portion of revenue and credit

losses attributable to TD under
the agreements.
Effective the first quarter of 2026, non-interest income

within U.S. Banking is adjusted for the Bank’s

share of losses from community-based

tax-advantaged
investments accounted for using the equity

method which are reclassified to provision for income

taxes. This allows the Bank to measure the

effective tax rate for
U.S. Banking consistently with similar institutions.

The adjustment between non-interest income

and provision for income taxes reflected in

U.S. Banking results is
reversed in the Corporate segment. Comparative

amounts have been reclassified to conform

with the presentation adopted in the first quarter

of 2026.
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Prior to the sale, the Bank accounted

for its investment in Schwab using
the equity method and the share of net income

from investment in Schwab was reported in

the U.S. Banking segment. Amounts for amortization

of acquired
intangibles,

the acquisition and integration charges related

to the Schwab transaction, and the Bank’s share

of restructuring and other charges incurred

by Schwab
were recorded in the Corporate segment.

Beginning in the third quarter of fiscal 2025,

the U.S. Banking segment no longer includes

contributions from Schwab
and consequently discussions of the U.S. Banking

segment’s performance exclude Schwab.
TABLE 7: CANADIAN PERSONAL AND COMMERCIAL BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income $ 4,528 $ 4,289 $ 4,239 $ 13,211 $ 12,397
Non-interest income 989 967 1,002 2,983 2,984
Total revenue 5,517 5,256 5,241 16,194 15,381
Provision for (recovery of) credit losses –

impaired
446 465 376 1,335 1,263
Provision for (recovery of) credit losses –

performing
32 33 87 77 343
Total provision for (recovery of) credit losses 478 498 463 1,412 1,606
Non-interest expenses 2,131 2,088 2,066 6,366 6,204
Provision for (recovery of) income taxes 813 745 759 2,352 2,119
Net income $ 2,095 $ 1,925 $ 1,953 $ 6,064 $ 5,452
Selected volumes and ratios
Return on common equity 1 32.3% 31.3% 32.5% 31.9% 31.0%
Net interest margin (including on securitized

assets)
2 2.88 2.85 2.83 2.85 2.82
Efficiency ratio 38.6 39.7 39.4 39.3 40.3
Number of Canadian retail branches

at period end
1,037 1,042 1,054 1,037 1,054
Average number of full-time equivalent staff 3 33,355 33,159 32,698 33,394 32,370
1

Capital allocated to the business segment was 11.5% CET1 Capital.
2

Net interest margin is calculated by dividing net interest income by average interest-earning assets. Average interest-earning assets used in the calculation of net interest margin is a non-
GAAP financial measure. Refer to “Non-GAAP and Other Financial Measures” in the “How We Performed”

section of this document and the Glossary in the Bank’s third quarter
2026 MD&A for additional information about these metrics.

3

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end to end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2026 vs. Q3 2025
Canadian Personal and Commercial Banking

net income for the quarter was $2,095

million, an increase of $142 million, or 7%,

compared with the third quarter
last year, primarily reflecting higher revenue, partially offset by higher non-interest expenses. The annualized

ROE for the quarter was 32.3%, compared

with
32.5% in the third quarter last year.
Revenue for the quarter was $5,517 million, an increase

of $276 million, or 5%, compared

with the third quarter last year. Net interest income was
$4,528 million, an increase of $289 million, or

7%, primarily reflecting volume growth

and higher margins. Average loan volumes

increased $30 billion, or 5%,
reflecting 4% growth in personal loans and

8% growth in business loans. Average deposit

volumes increased $12 billion, or 2%, reflecting

1% growth in personal
deposits and 5% growth in business deposits.

Net interest margin was 2.88%, an increase

of 5 basis points (bps), primarily due to higher

margins on deposits and
loans, partially offset by changes in balance sheet

mix. Non-interest income was $989 million,

a decrease of $13 million, or 1%, compared

with the third quarter
last year.
PCL for the quarter was $478 million, an increase

of $15 million compared with the third quarter

last year. PCL – impaired was $446 million, an increase of
$70 million, or 19%, largely reflecting credit

migration in the consumer lending portfolios.

PCL – performing was $32 million, a decrease

of $55 million compared

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

7
with the third quarter last year. The performing provisions

this quarter reflect credit migration and

volume growth. Total PCL as an annualized percentage of credit volume was 0.30%, a decrease of 1 basis point

(bp) compared with the third quarter last

year.
Non-interest expenses for the quarter were $2,131

million, an increase of $65 million, or

3%, compared with the third quarter

last year, primarily reflecting higher
employee-related expenses.
The efficiency ratio for the quarter was 38.6%,

compared with 39.4% in the third quarter

last year.
Quarterly comparison – Q3 2026 vs. Q2 2026
Canadian Personal and Commercial Banking

net income for the quarter was $2,095

million, an increase of $170 million, or 9%,

compared with the prior quarter,
primarily reflecting higher revenue, partially

offset by higher non-interest expenses.

The annualized ROE for the quarter was 32.3%,

compared with 31.3% in the
prior quarter.
Revenue increased $261 million, or 5%,

compared with the prior quarter. Net interest income increased

$239 million, or 6%, primarily reflecting

more days in
the third quarter and higher margins. Average

loan volumes increased $6 billion, or 1%,

reflecting 1% growth in personal loans

and 2% growth in business loans.
Average deposit volumes increased $4 billion, or

1%, reflecting 1% growth in personal deposits

and 1% growth in business deposits. Net interest

margin was
2.88%, an increase of 3 bps, primarily

due to higher margins on deposits and loans.

As we look forward to the fourth quarter, based on current rate

and
competitive market dynamics, we expect

net interest margin to modestly increase
.
Non-interest income increased $22 million,

or 2%, compared with the prior
quarter, reflecting business growth.
PCL for the quarter was $478 million, a decrease

of $20 million compared with the prior

quarter. PCL – impaired was $446 million, a decrease of $19

million, or
4%, largely reflecting lower provisions in

the commercial lending portfolio. PCL –

performing was $32 million, a decrease

of $1 million compared with the prior
quarter. The performing provisions this quarter reflect credit migration and volume growth. Total PCL as an annualized percentage of credit volume was 0.30%, a
decrease of 3 bps compared with the prior

quarter.
Non-interest expenses increased $43 million,

or 2%, compared with the prior quarter, primarily reflecting higher employee-related expenses and other

operating
expenses.

The efficiency ratio was 38.6%, compared with 39.7%

in the prior quarter.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Canadian Personal and Commercial Banking

net income for the nine months ended

July 31, 2026, was $6,064 million, an increase

of $612 million, or 11%,
compared with the same period last year, reflecting higher

revenue and lower PCL, partially offset by

higher non-interest expenses. The annualized

ROE for the
period was 31.9%, compared with 31.0% in

the same period last year.
Revenue for the period was $16,194 million, an

increase of $813 million, or 5%, compared

with the same period last year. Net interest income was
$13,211 million, an increase of $814 million, or 7%, compared with the same period last year, primarily reflecting volume growth and higher margins. Average loan
volumes increased $32 billion, or 5%, reflecting

5% growth in personal loans and 7% growth

in business loans. Average deposit volumes increased

$13 billion, or
3%, reflecting 2% growth in personal deposits

and 5% growth in business deposits. Net

interest margin was 2.85%, an increase of 3 bps,

primarily due to higher
margins on deposits and loans, partially offset

by changes in balance sheet mix. Non-interest

income was $2,983 million, relatively flat

compared with the same
period last year.

PCL was $1,412 million, a decrease of $194

million compared with the same period last

year. PCL – impaired was $1,335 million, an increase of $72

million, or
6%, reflecting credit migration in the consumer

lending portfolios, partially offset by lower

provisions in the commercial lending portfolio.

PCL – performing was
$77 million, a decrease of $266 million compared

with the same period last year. The current year performing

provisions were largely related to credit

migration in
the consumer lending portfolios and volume growth,

partially offset by the impact of a model update

in the other personal lending portfolios. Total PCL as an
annualized percentage of credit volume

was 0.30%, a decrease of 7 bps compared

with the same period last year.
Non-interest expenses were $6,366 million,

an increase of $162 million, or 3%,

compared with the same period last year, reflecting higher employee-related expenses.
The efficiency ratio was 39.3%, compared with 40.3%

for the same period last year.
7

The Bank’s Q4 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding factors such as Bank of Canada rate actions, competitive market dynamics, and deposit reinvestment rates and maturity profiles, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section of the Bank's second quarter 2026 MD&A and third quarter 2026 MD&A.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 8: U.S. BANKING
(millions of dollars, except as noted) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
Canadian Dollars 2026 2026 2025 2026 2025
Net interest income – reported $

3,352
$

3,196
$

3,101
$

9,844
$

9,203
Net interest income – adjusted
1,2

3,352

3,196

3,101

9,844

9,239
Non-interest income – reported
3

814

588

541

2,191

139
Non-interest income – adjusted 1,3,4

814

785

803

2,388

2,421
Total revenue – reported

4,166

3,784

3,642

12,035

9,342
Total revenue – adjusted
1

4,166

3,981

3,904

12,232

11,660
Provision for (recovery of) credit losses –

impaired

326

332

330

1,052

1,168
Provision for (recovery of) credit losses –

performing
(9)

10
(13) (98)

42
Total provision for (recovery of) credit losses

317

342

317

954

1,210
Non-interest expenses – reported

2,554

2,476

2,381

7,498

7,099
Non-interest expenses – adjusted 1,5

2,554

2,476

2,381

7,542

7,099
Provision for (recovery of) income taxes – reported 3

221

153

184

656

88
Provision for (recovery of) income taxes – adjusted 1,3

221

203

250

695

667
U.S. Banking net income excluding Schwab

– reported

1,074

813

760

2,927

945
U.S. Banking net income excluding Schwab

– adjusted
1

1,074

960

956

3,041

2,684
Share of net income from investment in

Schwab
6,7 – – – –

277
U.S. Banking net income – reported $

1,074
$

813
$

760
$

2,927
$

1,222
U.S. Banking net income – adjusted
1

1,074

960

956

3,041

2,961
U.S. Dollars
Net interest income – reported $

2,403
$

2,332
$

2,256
$

7,107
$

6,552
Net interest income – adjusted
1,2

2,403

2,332

2,256

7,107

6,577
Non-interest income – reported 3

584

430

396

1,583

121
Non-interest income – adjusted 1,3,4

584

574

584

1,727

1,724
Total revenue – reported

2,987

2,762

2,652

8,690

6,673
Total revenue – adjusted
1

2,987

2,906

2,840

8,834

8,301
Provision for (recovery of) credit losses –

impaired

234

243

240

761

827
Provision for (recovery of) credit losses –

performing
(7)

7
(9) (72)

33
Total provision for (recovery of) credit losses

227

250

231

689

860
Non-interest expenses – reported

1,830

1,807

1,732

5,415

5,051
Non-interest expenses – adjusted 1,5

1,830

1,807

1,732

5,447

5,051
Provision for (recovery of) income taxes – reported 3

159

110

135

473

68
Provision for (recovery of) income taxes – adjusted 1,3

159

147

182

502

475
U.S. Banking net income excluding Schwab

– reported

771

595

554

2,113

694
U.S. Banking net income excluding Schwab

– adjusted
1

771

702

695

2,196

1,915
Share of net income from investment in

Schwab
6,7 – – – –

196
U.S. Banking net income – reported $

771
$

595
$

554
$

2,113
$

890
U.S. Banking net income – adjusted
1

771

702

695

2,196

2,111
Selected volumes and ratios
U.S. Banking return on common equity excluding

Schwab – reported
8

10.2
%

8.2
%

7.1
%

9.4
%

3.0
%
U.S. Banking return on common equity excluding

Schwab – adjusted
1,8

10.2

9.6

8.9

9.8

8.2
U.S. Banking return on common equity – reported 8

10.2

8.2

7.1

9.4

3.7
U.S. Banking return on common equity – adjusted
1,8

10.2

9.6

8.9

9.8

8.7
Net interest margin 1,9

3.47

3.41

3.19

3.42

3.02
Net interest margin – adjusted 1,9

3.47

3.41

3.19

3.42

3.03
Efficiency ratio – reported 3

61.3

65.4

65.3

62.3

75.7
Efficiency ratio – adjusted 1,3

61.3

62.2

61.0

61.7

60.8
Assets under administration (billions of U.S.

dollars)
10
$

47
$

46
$

46
$

47
$

46
Assets under management (billions of U.S.

dollars)
10

12

11

10

12

10
Number of U.S. banking stores

1,048

1,048

1,100

1,048

1,100
Average number of full-time equivalent staff

30,436

30,326

28,817

30,212

28,565
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document, and the
Glossary in the Bank’s third quarter 2026 MD&A.
2

Adjusted net interest income excludes the following item of note:
i.

Balance sheet restructuring (impact of loan hedge rebalancing before the close of the correspondent loan sale) – 2025 YTD: $36 million or US$25 million ($26 million or US$19 million after tax).
3

Effective the first quarter of 2026, non-interest income within U.S. Banking is adjusted for the Bank’s share of losses from community-based tax-advantaged investments accounted for using the equity method which are reclassified to provision for income taxes. The adjustment between non-interest income and provision for income taxes reflected in U.S. Banking results is reversed in the Corporate segment. The adjustment for the quarter was $185 million (US$132 million), compared with $179 million (US$131 million) in the prior quarter, and $165 million (US$120 million) in the third quarter last year, 2026 YTD: $548 million (US$395 million); 2025 YTD: $490 million (US$349 million). Comparative amounts have been reclassified to conform with the presentation adopted effective the first quarter of 2026.
4

Adjusted non-interest income excludes the following items of note:
i.

Balance sheet restructuring – Q3 2025: $262 million or US$188 million ($196 million or US$141 million after tax), 2025 YTD: $2,282 million or US$1,603 million ($1,713 million or US$1,202 million after tax).
ii.

Charge reflecting a change in the partnership share in the U.S. strategic cards portfolio, resulting in an adjustment to the corresponding program receivable – Q2 2026: $197 million or
US$144 million ($147 million or US$107 million after tax), 2026 YTD: $197 million or US$144 million ($147 million or US$107 million after tax).
5

Adjusted non-interest expenses exclude the following item of note:
i.

FDIC special assessment – 2026 YTD: ($44) million or US($32) million (($33) million or US($24) million after tax).
6

The Bank’s share of Schwab’s earnings was reported with a one-month lag. Refer to Note 7 of the Bank’s third quarter 2026 Interim Consolidated Financial Statements for further details.
7

The after-tax amount for amortization of acquired intangibles was recorded in the Corporate segment.

8

Capital allocated to the business segment was 11.5% CET1 Capital.
9

Net interest margin is calculated by dividing U.S. Banking segment’s net interest income by average interest-earning assets excluding the impact related to sweep deposits arrangements and the impact of intercompany deposits and cash collateral, which management believes better reflects segment performance. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-
tax value. For investment securities, the adjustment to fair value is included in the calculation of average interest-earning assets. Net interest income and average interest-earning assets used in the calculation are non-GAAP financial measures.
10
For additional information about this metric, refer to the Glossary in the Bank’s third quarter 2026 MD&A.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

8
9
10
11
On February 12, 2025, the Bank sold its entire

remaining equity investment in Schwab.

Discussions of the U.S. Banking segment's

performance exclude Schwab.
Refer to the "Significant Events" section of

the Bank's 2025 Annual Report for

further details.

During the second quarter of fiscal 2026,

the Bank completed the conversion of its Nordstrom

credit card portfolio onto the Bank’s servicing platform

and received
a greater share of revenue and credit losses.

The Bank incurred a charge of $197

million (US$144 million) pre-tax, in the second

quarter of fiscal 2026, reflecting
an adjustment of amounts which will no longer

be recovered from Nordstrom for expected

credit losses ("receivable adjustment").
Aligned with the U.S. Banking segment's priority

to optimize its store network as outlined in

the Bank's 2025 MD&A and subject to regulatory

approval, U.S.
Banking expects to open 100 new stores by

the end of calendar 2028
.
Quarterly comparison – Q3 2026 vs. Q3 2025
U.S. Banking reported and adjusted net income

for the quarter was $1,074 million (US$771 million).

Reported net income increased $314 million

(US$217 million),
or 41% (39% in U.S. dollars), compared with

the third quarter last year, reflecting the impact

of U.S. balance sheet restructuring activities,

higher deposit and loan
margins, and an adjustment for client deposit

rates in the prior year, partially offset by

higher expenses. Adjusted

net income increased $118

million
(US$76 million), or 12% (11% in U.S. dollars),

compared with the third quarter last year,

reflecting higher deposit and loan margins,

and an adjustment for client
deposit rates in the prior year, partially offset

by higher expenses. The annualized

ROE for the quarter was 10.2%, compared

with 7.1%, on a reported basis, and
8.9%, on an adjusted basis, in the third quarter

last year.
Reported and adjusted revenue for the quarter

was US$2,987 million, an increase of US$335

million, or 13%, on a reported basis, and an

increase of
US$147 million, or 5%, on an adjusted basis,

compared with the third quarter last year.

Net interest income of US$2,403 million,

increased US$147 million, or 7%,
largely reflecting higher loan margins including

higher revenue due to the strategic card

platform conversion, higher deposit margins,

and an adjustment for client
deposit rates in the prior year. Net interest

margin of 3.47%, increased 28 bps, due to

higher loan margins including higher revenue

due to the strategic card
platform conversion, and higher deposit

margins.

Non-interest income was US$584 million,

an increase of US$188 million, or 47%, on

a reported basis, compared
with the third quarter last year, reflecting

the impact of U.S. balance sheet restructuring

activities in the prior year. On an adjusted

basis, non-interest income was
flat, compared with the third quarter last

year.
Average loan volumes decreased US$6

billion, or 4%, compared with the third quarter

last year. Personal loans increased 1%

and business loans decreased
8%, reflecting U.S. balance sheet restructuring

activities. Excluding the impact of

the loan portfolios identified for sale or run-off

under our U.S. balance sheet
restructuring program, core average

loan volumes increased US$4 billion, or 3%
,
. Average deposit volumes

decreased US$16 billion, or 5%, reflecting

a 13%
decrease in sweep deposits, a 3% decrease in

business deposits,

and a 2% decrease in personal deposits.
Assets under administration (AUA) were US$47

billion as at July 31, 2026, an increase

of US$1 billion, or 2%, compared with

the third quarter last year, and
assets under management (AUM) were US$12

billion as of July 31, 2026, an increase

of US$2 billion, or 20%, compared with

the third quarter last year, both
reflecting net asset growth and market appreciation.
PCL for the quarter was US$227

million, a decrease of US$4 million compared

with the third quarter last year. PCL

– impaired was US$234

million, a decrease
of US$6 million, or 3%, reflecting lower provisions

in the commercial lending portfolio, partially

offset by credit migration in the consumer

lending portfolios. PCL –
performing was a recovery of US$7 million,

compared with a recovery of US$9 million

in the third quarter last year. The

current quarter performing recovery was
recorded in both the consumer and commercial

lending portfolios. U.S. Banking PCL

including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as
an annualized percentage of credit volume was

0.53%, an increase of 1 bp compared

with the third quarter last year.
Non-interest expenses for the quarter were US$1,830

million, an increase of US$98 million,

or 6%, compared to the third quarter last year,

reflecting conversion
costs associated with the strategic card

portfolio,

higher employee-related expenses,

and higher spend supporting business growth

initiatives, partially offset by
lower governance and control investments, including

costs of US$125 million for U.S. BSA/AML

remediation.
The efficiency ratio for the quarter was 61.3%,

compared with 65.3%, on a reported basis,

and 61.0%, on an adjusted basis, in the

third quarter last year.
Quarterly comparison – Q3 2026 vs. Q2 2026
U.S. Banking reported and adjusted net income

for the quarter was $1,074 million (US$771 million).

Reported net income increased $261 million

(US$176 million),
or 32% (30% in U.S. dollars), compared with

the prior quarter, reflecting the impact of additional

days in the current quarter, higher deposit

and loan margins, the
receivable adjustment in the U.S. strategic

cards portfolio in the prior quarter, and lower

PCL, partially offset by higher expenses.

Adjusted net income increased
$114 million (US$69 million), or 12% (10%

in U.S. dollars), compared to the prior

quarter, reflecting the impact of additional

days in the current quarter, higher
deposit and loan margins, and lower PCL, partially

offset by higher expenses. The annualized

ROE for the quarter was 10.2%, compared

with 8.2%, on a reported
basis, and 9.6%, on an adjusted basis, in

the prior quarter.
Reported and adjusted revenue for the quarter

was US$2,987 million, an increase of US$225

million, or 8%, on a reported basis, and an

increase of
US$81 million, or 3%, on an adjusted basis,

compared with the prior quarter. Net interest

income of US$2,403 million, increased US$71

million, or 3%, largely
reflecting the impact of additional days in the third

quarter, higher loan margins including

higher revenue due to the strategic card platform

conversion, and higher
deposit margins.

Net interest margin of 3.47%, increased

6 bps, due to higher loan margins including

higher revenue due to the strategic card

platform conversion,
and higher deposit margins.

Net interest margin is expected to modestly

increase in the fourth quarter of fiscal 2026
.

Non-interest income was US$584 million,
an increase of US$154 million, or 36%, on a

reported basis, compared with the prior

quarter, reflecting the receivable adjustment

in the U.S. strategic cards
portfolio in the prior quarter, and higher fee income.

On an adjusted basis, non-interest income increased

US$10 million, or 2%, compared with

prior quarter,
reflecting higher fee income.
Average loan volumes

in personal and business loans, were both

flat, compared with the prior quarter. Excluding

the impact of the loan portfolios identified

for
sale or run-off under our U.S. balance

sheet restructuring program, core average loan

volumes increased US$1 billion, or 1%
9
,10
. Average deposit volumes
decreased US$4 billion, or 1%, compared with

the prior quarter, reflecting a 2% decrease

in sweep deposits, and a 1% decrease in personal

deposits.

Business
deposits were flat compared to the prior quarter.
AUA were US$47 billion as

at July 31, 2026, an increase of US$1 billion,

or 2%, compared with the prior quarter, and

AUM were US$12 billion as at
July 31, 2026, an increase of US$1 billion,

or 9%, compared with the prior quarter,

both reflecting net asset growth and market

appreciation.
8
Any new store opening is subject to approval by the OCC and the targeted number of new stores is based on assumptions regarding the availability of appropriate real estate in the geographies currently identified by management and successful execution of management's store optimization plan, and other variables, and is subject to inherent risks and uncertainties, including those set out in the “Risk
Factors That May Affect Future Results” section of this document.
9
Loan portfolios identified for sale or run-off include the Point-of-Sale finance business which services third party retailers, correspondent lending, export and import lending, commercial auto dealer portfolio, and other non-core portfolios. Q3 2026 average loan volumes: US$173 billion (Q2 2026: US$173 billion; 2026 YTD: US$174 billion; Q3 2025: US$180 billion; 2025 YTD: US$186 billion).
Q3 2026 average loan volumes of loan portfolios identified for sale or run-off: US$8 billion (Q2 2026: US$9 billion; 2026 YTD: US$10 billion; Q3 2025: US$19 billion; 2025 YTD: US$26 billion). Q3 2026 average loan volumes excluding loan portfolios identified for sale or run-off: US$165 billion (Q2 2026: US$164 billion; 2026 YTD: US$164 billion; Q3 2025: US$161 billion; 2025 YTD: US$160 billion).
10

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document.
11

The Bank’s Q4 2026 net interest margin expectations for the segment are based on the Bank’s assumptions regarding interest rates, deposit reinvestment rates, average asset levels, execution of planned restructuring opportunities, and other variables, and are subject to inherent risks and uncertainties, including those set out in the “Risk Factors That May Affect Future Results” section in the
Bank’s third quarter 2026 MD&A.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

PCL for the quarter was US$227

million, a decrease of US$23 million

compared with the prior quarter. PCL

– impaired was US$234

million, a decrease of
US$9 million, or 4%, reflecting lower

provisions in the commercial lending portfolio.

PCL – performing was a recovery of US$7

million, compared with a build of
US$7 million in the prior quarter. The

current quarter performing recovery

was recorded in both the consumer and commercial

lending portfolios. U.S. Banking PCL
including only the Bank’s share of PCL

in the U.S. strategic cards portfolio, as an

annualized percentage of credit

volume was 0.53%, a decrease of 7 bps
compared with the prior quarter.
Non-interest expenses for the quarter were US$1,830

million, an increase of US$23 million,

or 1%, compared with the prior quarter,

reflecting conversion costs
associated with the strategic card portfolio,

and higher employee-related expenses, partially

offset by lower governance and control

investments, including costs
for U.S. BSA/AML remediation.
The efficiency ratio for the quarter was 61.3%,

compared with 65.4%, on a reported basis,

and 62.2%, on an adjusted basis, in the

prior quarter.
Year-to-date comparison – Q3 2026 vs. Q3 2025
U.S. Banking reported net income for the nine

months ended July 31, 2026, was $2,927

million (US$2,113 million), an increase of $1,982 million
(US$1,419 million), compared with the same

period last year, reflecting the impact of U.S. balance

sheet restructuring activities, lower PCL, and

the expense
recovery of the FDIC special assessment

charge, partially offset by higher governance

and control investments, including

costs for U.S. BSA/AML remediation,
and the receivable adjustment in the U.S.

strategic cards portfolio.

U.S. Banking adjusted net income

was $3,041

million (US$2,196 million), an increase of
$357 million (US$281 million), or 13% (15%

in U.S. dollars), reflecting the impact

of U.S. balance sheet restructuring activities and

lower PCL, partially offset by
higher governance and control investments,

including costs for U.S. BSA/AML

remediation. The reported and adjusted annualized

ROE for the period were 9.4%
and 9.8%, respectively, compared with 3.0% and 8.2%, respectively, in the same period last year.
Reported revenue for the period was US$8,690

million, an increase of US$2,017 million,

or 30%, compared with the same period last

year. On an adjusted
basis, revenue for the period was US$8,834

million, an increase of US$533 million, or 6%,

compared with the same period last

year. Reported and adjusted net
interest income of US$7,107 million, increased

US$555 million, or 8%, on a reported

basis, and increased US$530 million, or

8%, on an adjusted basis, reflecting
higher loan margins including higher revenue

due to the strategic card platform conversion,

higher deposit margins, the impact of

U.S. balance sheet restructuring
activities, and an adjustment for client deposit

rates as well as the deferred cost adjustment

in the prior year. Net interest margin of 3.42%, increased

40 bps, and
increased 39 bps on an adjusted basis, both due

to higher loan margins including higher

revenue due to the strategic card platform

conversion, higher deposit
margins, and U.S. balance sheet restructuring

activities. Reported non-interest income

of US$1,583 million, increased US$1,462

million, primarily reflecting the
impact of U.S. balance sheet restructuring

activities in the prior year, partially offset by the receivable adjustment in the U.S. strategic cards portfolio. On an
adjusted basis, non-interest income of US$1,727

million, was relatively flat, compared with

the same period last year.
Average loan volumes for the period decreased

US$12 billion, or 7%, compared with the

same period last year, reflecting a 10% decrease in business loans and
a 3% decrease in personal loans. Excluding

the impact of the loan portfolios identified

for sale or run-off under our U.S. balance sheet

restructuring program,
average loan volumes for the period increased

US$4 billion, or 2%, compared with the same

period last year
9
,10
. Average deposit volumes decreased
US$16 billion, or 5%, reflecting a 13% decrease

in sweep deposits, a 2% decrease in personal

deposits, and a 2% decrease in business

deposits, compared with
the same period last year.
PCL was US$689 million, a decrease of

US$171 million compared with the same period

last year. PCL – impaired was US$761 million, a decrease

of
US$66 million, or 8%, largely reflecting lower

provisions in the commercial lending portfolio.

PCL – performing was a recovery of

US$72 million, compared with a
build of US$33 million in the same period

last year. The current year performing recovery reflects

lower volume and an update to the macroeconomic

outlook,
partially offset by credit migration in both the consumer

and commercial lending portfolios.

U.S. Banking PCL including only the Bank’s share

of PCL in the U.S.
strategic cards portfolio, as an annualized

percentage of credit volume was 0.54%, a

decrease of 9 bps, compared with the

same period last year.
Reported non-interest expenses for the period

were US$5,415 million, an increase of US$364

million, or 7%, compared with the same period

last year, reflecting
higher governance and control investments,

including costs for U.S. BSA/AML

remediation, higher employee-related expenses,

spend supporting business growth
initiatives, and conversion costs associated with

the strategic card portfolio, partially offset by

the expense recovery of the FDIC special assessment

charge. On an
adjusted basis, non-interest expenses for

the period were US$5,447 million, increased

US$396 million, or 8%, reflecting higher governance

and control
investments, including costs for U.S. BSA/AML

remediation, higher employee-related expenses,

spend supporting business growth initiatives,

and conversion
costs associated with the strategic card

portfolio.
The reported and adjusted efficiency ratios for

the period were 62.3% and 61.7%, respectively, compared

with 75.7% and 60.8%, respectively, for the same
period last year.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 9: WEALTH MANAGEMENT AND INSURANCE
(millions of Canadian dollars, except

as noted)
For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income $ 466 $ 423 $ 373 $ 1,295 $ 1,104
Non-interest income 3,619 3,355 3,300 10,474 9,670
Total revenue 4,085 3,778 3,673 11,769 10,774
Insurance service expenses 1 1,646 1,398 1,563 4,666 4,487
Non-interest expenses 1,296 1,249 1,155 3,803 3,459
Provision for (recovery of) income taxes 302 294 252 865 738
Net income $ 841 $ 837 $ 703 $ 2,435 $ 2,090
Selected volumes and ratios
Return on common equity 49.0% 51.2% 44.7% 48.5% 44.7%
Return on common equity – Wealth Management 2 72.5 65.0 62.4 68.0 60.7
Return on common equity – Insurance 23.1 35.9 24.7 27.1 26.4
Efficiency ratio 31.7 33.1 31.4 32.3 32.1
Efficiency ratio, net of ISE 3 53.1 52.5 54.7 53.5 55.0
Assets under administration (billions of Canadian

dollars)
4 $ 831 $ 797 $ 709 $ 831 $ 709
Assets under management (billions of Canadian

dollars)
5 644 617 572 644 572
Average number of full-time equivalent staff 16,092 16,023 15,443 15,995 15,271
1

Includes estimated losses related to catastrophe claims – Q3 2026: $117 million, Q2 2026: nil, Q3 2025: $36 million, 2026 YTD: $124 million, 2025 YTD: $86 million.
2

Capital allocated to the business was 11.5% CET1 Capital.
3

Efficiency ratio, net of ISE is calculated by dividing non-interest expenses by total revenue, net of ISE.

Total revenue, net of ISE

– Q3 2026: $2,439

million, Q2 2026: $2,380 million,
Q3 2025: $2,110 million, 2026 YTD: $7,103

million, 2025 YTD: $6,287 million. Total

revenue, net of ISE is a non-GAAP financial measure. Refer to “Non-GAAP and Other Financial
Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s third quarter 2026

MD&A for additional information about this metric.
4 Includes
AUA administered by TD Investment Services Inc. which is part of the Canadian Personal and Commercial

Banking segment.
5

Effective the first quarter of 2026, comparative amounts have been restated for alignment with the presentation adopted in the current period.
Quarterly comparison – Q3 2026 vs. Q3 2025
Wealth Management and Insurance net income

for the quarter was $841 million, an increase

of $138 million, or 20%, compared

with the third quarter last year,
reflecting Wealth Management net income of

$653 million, an increase of $132 million,

or 25%, compared with the third quarter last

year, and Insurance net
income of $188 million, an increase of $6

million, or 3%, compared with the third quarter

last year. The annualized ROE for the quarter was 49.0%,

compared with
44.7% in the third quarter last year. Wealth Management annualized

ROE for the quarter was 72.5%, compared

with 62.4% in the third quarter last year, and
Insurance annualized ROE for the quarter

was 23.1% compared with 24.7% in

the third quarter last year.
Revenue for the quarter was $4,085 million, an

increase of $412 million, or 11%, compared with the third quarter last year. Non-interest income was
$3,619 million, an increase of $319 million, or

10%, reflecting higher fee-based revenue

from asset growth and higher insurance earned

premiums. Net interest
income was $466 million, an increase of

$93 million, or 25%, compared with the

third quarter last year, reflecting higher deposit volumes.
AUA were $831 billion as at July 31, 2026, an

increase of $122 billion, or 17%, and

AUM were $644 billion as at July 31, 2026, an

increase of $72 billion, or
13%, compared with the third quarter last

year, both reflecting market appreciation and net asset growth.
Insurance service expenses for the quarter

were $1,646 million, an increase of $83

million or 5%, compared with the third

quarter last year, mainly driven by
higher estimated losses from catastrophe

claims.
Non-interest expenses for the quarter were $1,296

million, an increase of $141 million, or

12%, compared with the third quarter last year, mainly reflecting higher variable compensation commensurate

with higher revenue and increased employee-related

expenses.

The efficiency ratio for the quarter was 31.7%,

compared with 31.4% in the third quarter

last year. The efficiency ratio, net of ISE for the quarter was 53.1%, compared with 54.7% in the third quarter last

year.
Quarterly comparison – Q3 2026 vs. Q2 2026
Wealth Management and Insurance net income

for the quarter was $841 million, relatively

flat compared with the prior quarter, reflecting Wealth Management net
income of $653 million, an increase of $95

million or 17% compared with the prior quarter, and Insurance net income of $188 million, a decrease of

$91 million, or
33%, compared with the prior quarter. The annualized

ROE for the quarter was 49.0%, compared

with 51.2% in the prior quarter. Wealth Management annualized
ROE for the quarter was 72.5%, compared

with 65.0% in the prior quarter, and Insurance annualized

ROE for the quarter was 23.1%, compared with

35.9% in the
prior quarter.
Revenue increased $307

million, or 8%, compared with the prior quarter. Non-interest income increased $264 million, or 8%,

mainly reflecting the impact of
more days in the third quarter, fee-based revenue growth and transaction revenue.
AUA increased $34 billion, or 4%, and AUM

increased $27 billion,

or 4%, compared with the prior quarter, both reflecting

market appreciation.
Insurance service expenses increased $248

million, or 18%, compared with the prior quarter, mainly driven by higher estimated losses from catastrophe

claims
and higher claims frequency.
Non-interest expenses increased $47 million,

or 4%, compared with the prior quarter, mainly reflecting

higher variable compensation commensurate

with higher
revenue.
The efficiency ratio for the quarter was 31.7%,

compared with 33.1% in the prior quarter. The efficiency ratio,

net of ISE, for the quarter was 53.1%, compared
with 52.5% in the prior quarter.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Wealth Management and Insurance net income

for the nine months ended July 31, 2026, was

$2,435 million, an increase of $345

million, or 17%, compared with
the same period last year, reflecting Wealth Management net income of $1,785 million, an increase of $272

million, or 18%, compared with the same period

last
year, and Insurance net income of $650

million, an increase of $73 million, or 13%, compared

with the same period last year. The annualized ROE for the

period
was 48.5%, compared with 44.7% in the same

period last year. Wealth Management annualized ROE for

the period was 68.0%, compared with 60.7%

in the same
period last year, and Insurance annualized ROE for the period was 27.1%, compared with 26.4% in the

same period last year.
Revenue for the period was $11,769

million, an increase of $995 million, or 9%,

compared with the same period last year. Non-interest income increased
$804 million, or 8%, reflecting higher insurance

earned premiums, fee-based revenue

from asset growth, and transaction revenue.

Net interest income increased
$191 million, or 17%, primarily reflecting

higher deposit volumes.
Insurance service expenses were $4,666

million, an increase of $179 million, or 4%,

compared with the same period last year, primarily driven by increased
claims severity, higher estimated losses from catastrophe claims and higher costs due to business growth initiatives.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

Non-interest expenses were $3,803 million,

an increase of $344 million, or 10%,

compared with the same period last year, reflecting higher

variable
compensation commensurate with higher

revenue,

increased employee-related expenses

and spend supporting business growth initiatives.
The efficiency ratio for the period was 32.3%, compared

with 32.1% for the same period last

year. The efficiency ratio, net of ISE, for the period was 53.5%, compared with 55.0% in the same period last

year.
TABLE 10: WHOLESALE BANKING
(millions of Canadian dollars, except

as noted)
For the three months ended
For the nine months ended

July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net interest income (loss) (TEB) $ 270 $ 276 $ 110 $ 471 $ 48
Non-interest income 2,311 2,117 1,953 6,973 6,144
Total revenue 2,581 2,393 2,063 7,444 6,192
Provision for (recovery of) credit losses –

impaired
6 80 63 302 157
Provision for (recovery of) credit losses –

performing
35 (2) 8 (11) 109
Total provision for (recovery of) credit losses 41 78 71 291 266
Non-interest expenses – reported 1,594 1,509 1,493 4,666 4,489
Non-interest expenses – adjusted 1,2 1,594 1,509 1,461 4,666 4,371
Provision for (recovery of) income taxes – reported

(TEB)
203 194 101 571 321
Provision for (recovery of) income taxes – adjusted

(TEB)
1 203 194 108 571 347
Net income – reported $ 743 $ 612 $ 398 $ 1,916 $ 1,116
Net income – adjusted 1 743 612 423 1,916 1,208
Selected volumes and ratios
Trading-related revenue (TEB)
1,3
$ 975 $ 868 $ 873 $ 2,989 $ 2,633
Average gross lending portfolio (billions of Canadian

dollars)
4
111.8 100.0 96.8 101.9 100.3
Return on common equity – reported
5
16.7% 14.5% 9.3% 14.6% 9.0%
Return on common equity – adjusted
1,5
16.7 14.5 9.9 14.6 9.7
Efficiency ratio – reported 61.7 63.1 72.4 62.7 72.5
Efficiency ratio – adjusted
1
61.7 63.1 70.8 62.7 70.6
Average number of full-time equivalent staff 7,417 7,226 7,342 7,327 7,078
1

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document and the Glossary in the Bank’s third

quarter 2026 MD&A.
2

Adjusted non-interest expenses exclude the acquisition and integration-related charges for the Cowen acquisition

– Q3 2025: $32 million ($25 million after tax), 2025 YTD: $118 million
($92 million after tax).
3

Includes net interest income (loss) TEB of ($175) million, (Q2 2026: ($121) million, Q3 2025: ($231) million, 2026

YTD: ($751)

million; 2025 YTD: ($907) million), and trading income (loss)
of $1,150 million (Q2 2026: $989 million,

Q3 2025: $1,104 million, 2026 YTD: $3,740 million, 2025 YTD: $3,540 million). Trading

-related revenue (TEB) is a non-GAAP financial measure.
4

Includes gross loans relating to Wholesale Banking, excluding letters of credit, cash collateral, credit default swaps,

and allowance for credit losses.
5

Capital allocated to the business segment was 11.5% CET1 Capital.
Quarterly comparison – Q3 2026 vs. Q3 2025
Wholesale Banking reported and adjusted net

income for the quarter was $743 million.

Reported net income for the quarter increased

$345 million, or 87%,
compared with the third quarter last year, primarily reflecting higher revenues and lower PCL, partially

offset by higher non-interest expenses. On an adjusted
basis, net income increased $320 million, or 76%,

compared with the third quarter last year.
Revenue for the quarter was $2,581

million, an increase of $518

million, or 25%, compared with the third quarter

last year. Higher revenue primarily reflects
higher lending revenue, underwriting fees,

and trading-related revenue.
PCL for the quarter was $41 million, a decrease

of $30 million compared with the third quarter

last year. PCL – impaired was $6 million, a decrease of
$57 million compared with the prior year, reflecting higher impairments in the prior year. PCL – performing was a build of $35

million, an increase of $27 million
compared with the prior year. The performing build this

quarter largely reflects credit migration

and volume growth.
Reported and adjusted non-interest expenses

for the quarter were $1,594 million. Reported

non-interest expenses increased $101

million, or 7%, compared
with the third quarter last year, primarily reflecting higher variable compensation and front office costs,

partially offset by the cessation of acquisition and
integration-related costs. On an adjusted basis,

non-interest expenses increased $133

million, or 9%.
Quarterly comparison – Q3 2026 vs. Q2 2026
Wholesale Banking net income for the quarter

was $743 million. Net income increased $131

million, or 21%, compared with the prior quarter, primarily reflecting higher revenues and lower PCL, partially offset

by higher non-interest expenses.
Revenue for the quarter increased $188

million, or 8%, compared with the prior

quarter. Higher revenue primarily reflects higher trading-related revenue and
advisory fees.
PCL for the quarter was $41 million, a decrease

of $37 million compared with the prior quarter. PCL – impaired was $6 million, a decrease of $74 million
compared with the prior quarter, reflecting higher impairments in the prior quarter. PCL – performing was a build of $35 million,

compared with a recovery of
$2 million in the prior quarter. The performing build this

quarter largely reflects credit migration

and volume growth.

Non-interest expenses for the quarter increased

$85 million, or 6%, compared with the prior

quarter, primarily reflecting higher variable compensation and front
office costs.
Year-to-date comparison – Q3 2026 vs. Q3 2025
Wholesale Banking reported and adjusted net

income for the nine months ended July

31, 2026 was $1,916 million. Reported

net income for the period increased
$800 million, or 72%, compared with the same

period last year, primarily reflecting higher revenues, partially offset by higher non-interest expenses and PCL.

On
an adjusted basis, net income increased $708

million, or 59%.
Revenue for the period was $7,444 million, an

increase of $1,252 million, or 20%, compared

with the same period last year. Higher revenue primarily reflects higher lending revenue, trading-related revenue,

and underwriting and advisory fees.
PCL was $291 million, an increase of $25

million compared with the same period last

year. PCL – impaired was $302 million, an increase of

$145 million,
reflecting a small number of impairments

across various industries. PCL – performing

was a recovery of $11 million, compared with a build of $109 million in the
same period last year. The current year performing recovery

was driven by migration from performing

to impaired, partially offset by volume growth.
Reported and adjusted non-interest expenses

were $4,666 million. Reported non-interest

expenses increased $177 million, or 4%,

compared with the same
period last year, primarily reflecting higher variable compensation,

front office costs, and spend supporting business

growth, partially offset by the cessation of
acquisition and integration-related costs. On

an adjusted basis, non-interest expenses

increased $295 million, or 7%.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

TABLE 11: CORPORATE
(millions of Canadian dollars) For the three months ended For the nine months ended
July 31 April 30 July 31 July 31 July 31
2026 2026 2025 2026 2025
Net income (loss) – reported $ (138) $ 64 $ (478) $ (433) $ 7,378
Adjustments for items of note
Amortization of acquired intangibles 34 33 33 101 137
Restructuring charges – – 333 200 496
Impact from the terminated FHN acquisition-related

capital hedging strategy
41 43 55 128 156
Gain on sale of Schwab shares – – – – (8,975)
Less: impact of income taxes
Gain on sale of Schwab shares 1 – 288 – 288 (407)
Other items of note 19 18 107 109 190
Net income (loss) – adjusted 2 $ (82) $ (166) $ (164) $ (401) $ (591)
Decomposition of items included in net

income (loss) – adjusted
Net corporate expenses 3 $ (462) $ (543) $ (477) $ (1,520) $ (1,278)
Other 380 377 313 1,119 687
Net income (loss) – adjusted 2 $ (82) $ (166) $ (164) $ (401) $ (591)
Selected volumes
Average number of full-time equivalent staff 4 18,024 18,111 18,725 18,077 18,293
1

The second quarter of 2026 income tax impact includes an adjustment to the Bank's estimate of taxes owed on the gain from its disposition of Schwab shares in the prior year.

Refer to
"Income Taxes" in the "Financial Results

Overview" section in the Bank's third quarter 2026 MD&A for further details.
2

For additional information about the Bank’s use of non-GAAP financial measures, refer to “Non-GAAP and Other Financial Measures” in the “How We Performed” section of this document, and the Glossary in the Bank’s third quarter 2026 MD&A.
3

For additional information about this metric, refer to the Glossary in the Bank’s third quarter 2026 MD&A.
4

Effective the third quarter of 2025, call center operations have been realigned from the Corporate segment to the businesses, providing end-to-end ownership of customer experience.
The change mainly impacts the Canadian Personal and Commercial Banking segment. Average number of full-time equivalent staff has been restated for comparative periods.
Quarterly comparison – Q3 2026 vs. Q3 2025
Corporate segment’s reported net loss for the quarter

was $138 million, compared with $478

million in the third quarter last year. The lower net loss primarily reflects restructuring charges in the prior year. The adjusted net loss for the quarter was $82 million,

compared with $164 million in the third quarter

last year. The
lower adjusted loss is driven primarily by higher

revenue from treasury and balance

sheet management activities.
Quarterly comparison – Q3 2026 vs. Q2 2026
Corporate segment’s reported net loss for the quarter

was $138 million, compared with a reported

net income of $64 million in the prior quarter. The quarter-over-
quarter change primarily reflects the

second quarter impact of a tax benefit related

to the prior year's gain on sale of Schwab

shares. The adjusted net loss for the
quarter was $82 million, compared with $166

million in the prior quarter. The lower adjusted loss is driven primarily by lower net corporate expenses and
favourability from tax benefits.

Year-to-date comparison – Q3 2026 vs. Q3 2025
Corporate segment’s reported net loss for the nine

months ended July 31, 2026 was $433 million,

compared with a reported net income of $7,378

million in the
same period last year. The year-over-year change primarily reflects the gain on sale of Schwab shares in the

prior year. The adjusted net loss for the nine months
ended July 31, 2026 was $401 million, compared

with $591 million in the same period last

year. The lower adjusted loss is driven by higher revenue

from treasury
and balance sheet management activities,

partially offset by increased net corporate expenses.

Net corporate expenses increased $242

million compared to the
same period last year, primarily reflecting continued investments in governance and controls.

TD BANK GROUP • THIRD QUARTER 2026

• EARNINGS NEWS RELEASE

SHAREHOLDER AND INVESTOR INFORMATION
Shareholder Services
If you: And your inquiry relates to:

Please contact:
Are a registered shareholder (your name appears
on your TD share certificate)
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
dividend bank account changes, the dividend
reinvestment plan, eliminating duplicate mailings

of
shareholder materials or stopping (or resuming)
receiving annual and quarterly reports
Transfer Agent:
TSX Trust Company
301-100 Adelaide Street West
Toronto, ON M5H 4H1

1-800-387-0825 (Canada and U.S. only)
or 416-682-3860
Facsimile: 1-888-249-6189

shareholderinquiries@tmx.com or www.tsxtrust.com

Hold your TD shares through the

Direct Registration System

in the United States
Missing dividends, lost share certificates, estate
questions, address changes to the share register,
eliminating duplicate mailings of shareholder
materials or stopping (or resuming) receiving

annual
and quarterly reports
Co-Transfer Agent and Registrar:
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
or
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
Email inquiries: web.queries@computershare.com
For electronic access to your account visit:
www.computershare.com/investor

Beneficially own TD shares that are

held in the
name of an intermediary, such as a bank,

a trust
company, a securities broker or other nominee
Your TD shares, including questions

regarding the
dividend reinvestment plan and mailings of
shareholder materials
Your intermediary
For all other shareholder inquiries, please

contact TD Shareholder Relations at

416-944-6367 or 1-866-756-8936 or email

td.shareholderrelations@td.com. Please
note that by leaving us an e-mail or voicemail

message, you are providing your

consent for us to forward your inquiry

to the appropriate party for response.

General Information
Products and services: Contact TD

Canada Trust, 24 hours a day, seven

days a week: 1-866-567-8888

French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired

(TTY): 1-800-361-1180
Website: www.td.com
Email:

customer.service@td.com
Access to Quarterly Results Materials
Interested investors, the media and others

may view the third quarter earnings news release,

results slides, supplementary financial

information, and the Report to
Shareholders on the TD Investor Relations

website at www.td.com/investor/.
Quarterly Earnings Conference Call
TD Bank Group will host an earnings conference

call in Toronto, Ontario on

August 27, 2026. The call will be audio webcast

live through TD’s website at
9:30 a.m. ET. The call will feature presentations

by TD executives on the Bank’s

financial results for the third quarter and

discussions of related disclosures,
followed by a question-and-answer period with analysts.

The presentation material referenced

during the call will be available on the

TD website at
www.td.com/investor on August

27,

2026, in advance of the call.

A listen-only telephone line is

available at 416-855-9085 or 1-800-990-2777 (toll free),

passcode
00855#.
The audio webcast and presentations will be

archived at www.td.com/investor.

Replay of the teleconference will be available

until 11:59 p.m. ET on
September 11, 2026, by calling 289-819-1325 or

1-888-660-6264 (toll free). The passcode

is 00855#.
Annual Meeting
Thursday, April 15, 2027
Toronto, Ontario
About TD Bank Group
The Toronto-Dominion Bank and its

subsidiaries are collectively known as

TD Bank Group (“TD” or the “Bank”).

TD is the sixth largest bank in North

America by
assets and serves 28.2 million clients in four

key businesses operating in a number of

locations in financial centres around the

globe: Canadian Personal and
Commercial Banking, including TD Canada

Trust and TD Auto

Finance Canada; U.S. Banking,

including TD Auto

Finance U.S. and TD Wealth (U.S.);

Wealth
Management and Insurance, including

TD Wealth (Canada), TD Direct Investing

and TD Insurance; and Wholesale

Banking, including TD Securities and

TD
Cowen.

TD also ranks among North

America’s leading digital banks,

with more than 14 million active mobile

users in Canada and the U.S.

TD had $2.1 trillion in
assets on July 31, 2026. The Toronto-Dominion

Bank trades under the symbol “TD” on

the Toronto Stock Exchange and New

York Stock Exchange.
For further information contact:
Brooke Hales,

Senior Vice President, Investor Relations,

416-307-8647, Brooke.Hales@td.com

Gabrielle Sukman,

Senior Manager, Corporate and Public

Affairs,

416-983-1854, Gabrielle.Sukman@td.com